9 Feb 2009

Mr. Benny Kan

CEO, Baoshinn Corporation

cc.  Mr. Sean Webster    Mr. Ricky Chiu    Mr. Mike Lam

Baoshinn Corporation

8/F, Hart Avenue

Tsim Sha Tsui, Hong Kong

Re:

Resignation as a Director, and Chairman of the Board of directors,

from Baoshinn Corporation

Dear Mr. Kan:

Due to personal and health reasons, I am unable to continue in the above listed role for the Baoshinn Corporation. Therefore, I am tendering my resignation as a director effective from 9 Feb 2009.

This letter will serve as my official letter of resignation. I have thoroughly considered this decision and it is final.

Sincerely,

/s/ Chiu Wan Kee

Chiu Wan Kee